UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GTT Communications, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

362393100

(CUSIP Number)

Spruce House Investment Management LLC

435 Hudson Street, Suite 804

New York, New York 10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Spruce House Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,900,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,900,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

[1]

Based on an aggregate of 54,701,256 outstanding shares of common stock as of November 6, 2018 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Spruce House Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,900,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,900,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]

Based on an aggregate of 54,701,256 outstanding shares of common stock as of November 6, 2018 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. The Spruce House Partnership LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,900,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,900,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

Based on an aggregate of 54,701,256 outstanding shares of common stock as of November 6, 2018 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Zachary Sternberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,900,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,900,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

[1]

Based on an aggregate of 54,701,256 outstanding shares of common stock as of November 6, 2018 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Benjamin Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,900,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,900,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

[1]

Based on an aggregate of 54,701,256 outstanding shares of common stock as of November 6, 2018 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by Spruce House Investment Management LLC (the “Investment Manager”), Spruce House Capital LLC (the “General Partner”), The Spruce House Partnership LP (the “Fund”), Zachary Sternberg and Benjamin Stein (the “Managing Members”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

The Investment Manager, the General Partner, the Fund and the Managing Members previously reported their ownership of securities of the Issuer on a Schedule 13G (the “Schedule 13G”) filed with the Securities and Exchange Commission on November 13, 2017, as amended and supplemented by Amendment No. 1, filed on June 1, 2018 and Amendment No. 2, filed on November 13, 2018. This Schedule 13D amends and replaces the Schedule 13G.

Item 1	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.0001 per share (the “Shares”), of GTT Communications, Inc. (the “Issuer”). The address of the Issuer’s principal executive office is: 7900 Tysons One Place, Suite 1450, McLean, Virginia 22102.

Item 2	Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

a) This Schedule 13D is filed by:

(i) Spruce House Investment Management LLC, a Delaware limited liability company;

(ii) Spruce House Capital LLC, a Delaware limited liability company;

(iii) The Spruce House Partnership LP, a Delaware limited partnership;

(iv) Zachary Sternberg; and

(v) Benjamin Stein.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

b) The business address of the Reporting Persons is 435 Hudson Street, Suite 804, New York, New York 10014.

c) The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows: the Investment Manager is the investment adviser to the Fund, which is an investment limited partnership. The General Partner is the general partner of the Fund. Messrs. Sternberg and Stein are the managers of each of the Investment Manager and the General Partner.

d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3	Source and Amount of Funds or Other Considerations

The Shares purchased by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases and, as more fully described in Item 6 below, in a privately negotiated transaction pursuant to the Amended and Restated Purchase Agreement (the “Purchase Agreement”), dated as of May 30, 2018, by and between the Issuer and the Fund. The aggregate purchase price of the 10,900,000 Shares beneficially owned by the Fund is approximately $430,219,491.63, including brokerage commissions.

Item 4	Purpose of Transaction

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented, and continue to represent, an attractive investment opportunity. The Reporting Persons are supportive of the efforts of the senior management of the Issuer, which have generated, and in the Reporting Persons’ views, will continue to generate, significant shareholder value. Consistent with the Reporting Persons’ investment purposes, subject to the terms of the Investor Rights Agreement and the Consent Letter (each as defined in Item 6 below), the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the Board or other relevant parties, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives, future plans of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the shares.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may take any actions with respect to their investment in the Issuer as they deem appropriate. The Reporting Persons intend to review their investment continually and evaluate on an ongoing basis various alternatives that are or may become available with respect to the Issuer and its securities. Subject to the terms of the Investor Rights Agreement and the Consent Letter, the Reporting Persons may from time to time acquire additional equity or debt securities or other instruments of the Issuer or dispose of such equity or debt securities or other instruments in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Subject to the terms of the Investor Rights Agreement and the Consent Letter, any such action may be taken or advocated by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties, and could include one or more purposes, plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The information set forth and/or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Other than as described in this Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

The reported securities are held in the account of the Fund, a private investment fund managed by the Investment Manager, and may be deemed to be beneficially owned by the Investment Manager, the General Partner of the Fund, and by the Managing Members of the Investment Manager and the General Partner. Each of the Investment Manager, the General Partner and the Managing Members expressly disclaims beneficial ownership of the shares held by the Fund.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On October 24, 2018, the Fund purchased 327,000 shares of Common Stock at a weighted average price of $33.1349 per share in open market purchases. This transaction was executed in multiple trades at prices ranging from $32.9000 to $33.2500.

On October 25, 2018, the Fund purchased 98,000 shares of Common Stock at $34.1911 per share in open market purchases.

On October 26, 2018, the Fund purchased 100,000 shares of Common Stock at a weighted average price of $34.28 per share in open market purchases. This transaction was executed in multiple trades at prices ranging from $34.0340 to $34.4570.

On November 8, 2018, the Fund purchased 355,000 shares of Common Stock at a weighted average price of $35.7691per share in open market purchases. This transaction was executed in multiple trades at prices ranging from $35.7064 to $35.8500.

On November 12, 2018, the Fund purchased 20,000 shares of Common Stock at $32.3158 per share in open market purchases.

For the transactions described above, the Reporting Person hereby undertakes to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

To provide financing for the acquisition by the Issuer of Interoute Communications Holdings S.A., a Luxembourg public limited liability company, the Issuer and the Fund entered into an Amended and Restated Securities Purchase Agreement, dated as of February 23, 2018, pursuant to which the Issuer agreed to sell to the Fund 170 shares of a newly created class of preferred stock of the Issuer, to be designated as the Series A Convertible Preferred Stock (the “Series A Preferred Stock”) for a total purchase price of $170 million. The 170 shares of Series A Preferred Stock issuable to the Fund would be convertible into 3,835,637 Shares (assuming there were no adjustments to the conversion price), reflecting a conversion price of $44.3212 per share. In order to simplify the issuance of the Shares, the Fund entered into the Purchase Agreement with the Issuer on May 30, 2018, providing for payment of the same aggregate purchase price contemplated by their purchase agreement dated as of February 23, 2018 but, instead of the Series A Preferred Stock, providing for the sale to them of that number of Shares into which their respective Series A Preferred Stock would have been converted upon issuance, such that the sale price per share would be the same as the conversion price of $44.3212 per share. This description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached hereto at Exhibit 99.1 and incorporated by reference herein.

On May 31, 2018, the Fund and the Persons listed on Schedule 1 thereto entered into an Investor Rights Agreement (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Fund will be entitled to certain registration rights with respect to the Shares that it holds. In addition, the Fund is subject to a standstill provision during the period commencing on May 31, 2018 and ending on the earliest of (a) the date on which the beneficial ownership of the Fund and its affiliates collectively no longer represents at least five percent (5%) of the Shares of then outstanding Common Stock, (b) the three (3) year anniversary of May 31, 2018 and (c) the date of the consummation of a change of control (the “Standstill Period”). During the Standstill Period, the Fund agreed not to acquire beneficial ownership of any securities of the Issuer without the prior consent of the Issuer (which consent shall be deemed to have been granted if the Issuer does not affirmatively advise the Fund that the Issuer withholds such consent within one trading day after receiving such request for consent) so long as the total beneficial ownership of the Fund and its controlled affiliates in the Shares, after giving effect to such acquisitions, would not exceed 25% of the Issuer’s Total Voting Power at such time or take certain specified control actions toward the Issuer without the prior written approval of the Issuer or the Issuer’s board of directors. This description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

On December 21, 2018, the Issuer granted consent (the “Consent Letter”) to the acquisition by the Fund and its controlled affiliates of Shares, at any time and from time to time, so long as the total beneficial ownership of the Fund and its controlled affiliates in the Shares, after giving effect to such acquisitions, would not exceed 25% of the Issuer’s Total Voting Power at such time. In addition, the Consent Letter provides that from the date of the letter and continuing until the later of (i) one year from the date of the letter and (ii) receipt of the approvals from the state public utility commissions for the State of Ohio and the State of Pennsylvania required in order for the Fund to acquire common stock representing 20% or more of the Issuer’s Total Voting Power, in any vote or action by written consent of the stockholders of the Issuer (including, without limitation, with respect to the election of directors), the Fund shall, and shall cause its controlled affiliates to, vote or execute a written consent with respect to the Voting-Restricted Shares held by the Fund and its controlled affiliates in accordance with the recommendation of the Issuer’s board or, if the Issuer’s board does not make a recommendation with respect to a particular matter, in proportion to the votes cast by the holders of the Issuer’s common stock other than the Fund and its controlled affiliates. The Fund also granted a related proxy to the Issuer. For purposes of this Consent Letter, (i) “Total Voting Power” means the aggregate number of votes which may be cast by all holders of outstanding common stock and all other securities of the Issuer entitled to vote in the election of directors and (ii) “Voting-Restricted Shares” means all shares of the Issuer’s common stock beneficially owned by the Fund and its controlled affiliates (and with respect to which such entities have voting rights) in excess of 19.9% of the Issuer’s Total Voting Power. This description of the Consent Letter is qualified in its entirety by reference to the full text of the Consent Letter, which is attached hereto as Exhibit 99.3 and incorporated by reference herein.

The Investment Manager is an investment adviser to its client, the Fund, which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. The General Partner is the general partner of the Fund. Messrs. Sternberg and Stein are the managers of each of the Investment Manager and the General Partner.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 99.4 to this Schedule 13D and is incorporated by reference herein.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Amended and Restated Securities Purchase Agreement, dated as of May 30, 2018, by and between GTT Communications, Inc. and The Spruce House Partnership LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (file number 001-35965) filed with the Securities and Exchange Commission on June 6, 2018).

99.2	Investor Rights Agreement, dated as of May 31, 2018, by and among GTT Communications, Inc., The Spruce House Partnership LP, Acacia Partners, LP, and the funds affiliated with Acacia Partners, L.P. named therein (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (file number 001-35965) filed with the Securities and Exchange Commission on June 6, 2018).

99.3	Letter to GTT Communications, Inc., dated December 21, 2018.

99.4	Joint Filing Agreement, dated as of December 21, 2018.

99.5	Limited Power of Attorney, dated as of June 1, 2018, executed for Zachary Sternberg (incorporated herein by reference to Exhibit 99.2 to the Schedule 13G (file number 005-80681) filed with the Securities and Exchange Commission on June 1, 2018 by GTT Communications, Inc).

99.6	Limited Power of Attorney, dated as of June 1, 2018, executed for Benjamin Stein (incorporated herein by reference to Exhibit 99.3 to the Schedule 13G (file number 005-80681) filed with the Securities and Exchange Commission on June 1, 2018 by GTT Communications, Inc).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2018

Spruce House Investment Management LLC

By:	/s/ Thomas Walker

Name:	Thomas Walker
Title:	Authorized Person

Spruce House Capital LLC

By:	/s/ Thomas Walker

Name:	Thomas Walker
Title:	Authorized Person

The Spruce House Partnership LP

By:	Spruce House Capital LLC
Its general partner

By:	/s/ Thomas Walker

Name:	Thomas Walker
Title:	Authorized Person

Zachary Sternberg

/s/ Thomas Walker
(Attorney-in-fact)

Benjamin Stein

/s/ Thomas Walker
(Attorney-in-fact)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).